SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange of 1934.

                         Commission File Number: 1-8157

                                 PANENERGY CORP
             (Exact name of registrant as specified in its charter)

                              5400 Westheimer Court
                                  P.O. Box 1642
                            Houston, Texas 77251-1642
                                 713-627-5400
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Common Stock, par value $1.00 per share
                       8 5/8% Debentures due April 15, 2025
                       8 5/8% Notes due December 1, 1999
                       7 3/8% Notes due September 15, 2003
                       7 1/4% Notes due May 15, 2005
                       7% Notes due October 15, 2006
           (Title of each class of securities covered by this Form)

                                      None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon
              to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)         [    ]         Rule 12h-3(b)(1)(ii) [     ]
      Rule 12g-4(a)(1)(ii)        [    ]         Rule 12h-3(b)(2)(i)  [     ]
      Rule 12g-4(a)(2)(i)         [    ]         Rule 12h-3(b)(2)(ii) [     ]
      Rule 12g-4(a)(2)(ii)        [    ]         Rule 15d-6           [     ]
      Rule 12h-3(b)(1)(i)         [ X  ]



 Approximate number of holders of record as of the certification or notice date:

                  Security                     Approximate Number of Holders
                  --------                     -----------------------------
       Common Stock, par value $1.00 per share          1
       8 5/8% Debentures due April 15, 2025            12
       8 5/8% Notes due December 1, 1999                9
       7 3/8% Notes due September 15, 2003             34
       7 1/4% Notes due May 15, 2005                   10
       7% Notes due October 15, 2006                   17

            Pursuant to the requirements of the Securities Exchange Act of 1934, PanEnergy Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



      Date:  September 17, 1998                 By:
                                                   --------------------------
                                                   W. Edward Poe, Jr.
                                                   Secretary